UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: June 16, 2005
(Date of earliest event reported)

KIMBERLY-CLARK CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**1-225**	**39-0394230**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 619100, Dallas, Texas	**75261-9100**
(Address of principal executive offices)	(Zip Code)

(972) 281-1200
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

On June 16, 2005, the Board of Directors of Kimberly-Clark Corporation elected Mr. Abelardo E. Bru to the Board of Directors effective September 1, 2005. Mr. Bru is the former vice chairman of PepsiCo, Inc. and chairman and chief executive officer of Frito-Lay. At the time of this filing, Mr. Bru has not yet been appointed to a committee of the Kimberly-Clark Board of Directors.

A copy of the press release announcing the election of Mr. Bru to the Kimberly-Clark Corporation Board of Directors is attached hereto as an exhibit (99.1).

<u>SIGNATURE</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KIMBERLY-CLARK CORPORATION

Date: June 17, 2005   By: /s/ Timothy C. Everett
                                              Timothy C. Everett
                                              Vice President and Secretary

EXHIBIT INDEX

(99.1)   Press release issued by Kimberly-Clark Corporation on June 17, 2005.

Former PepsiCo Vice Chairman Abelardo E. Bru
Elected to Kimberly-Clark's Board of Directors

DALLAS, June 17, 2005 – Kimberly-Clark Corporation (NYSE: KMB) today announced that Abelardo E. Bru, former vice chairman of PepsiCo and chairman and chief executive officer of Frito-Lay, has been elected to its board of directors, effective September 1, 2005.

Mr. Bru, 56, retired from PepsiCo and Frito-Lay in February 2005.   He joined the company in 1976 and held a number of senior international management positions during his career, including president and general manager of PepsiCo's Sabritas snack unit in Mexico.

"We are delighted to have Al join our board of directors," said Linda Johnson Rice, chairman of the Nominating and Corporate Governance Committee of the Kimberly-Clark board of directors and president and chief executive officer of Johnson Publishing Company.

Thomas J. Falk, chairman and chief executive officer of Kimberly-Clark, said: "Al's leadership experience in consumer products and international markets, along with his marketing, sales and operations expertise, will be invaluable as we continue to implement our global growth strategies."

Mr. Bru holds a bachelor of science degree in mechanical engineering from City College of New York. He serves as a director of Office Depot, Inc. and the Education is Freedom Foundation.

About Kimberly-Clark

Kimberly-Clark and its well-known global brands are an indispensable part of life for people in more than 150 countries. Every day, 1.3 billion people—nearly a quarter of the world's population—trust K-C brands and the solutions they provide to enhance their health, hygiene and well-being. With brands such as Kleenex, Scott, Huggies, Pull-Ups, Kotex and Depend, Kimberly-Clark holds the No. 1 or No. 2 share position in more than 80 countries. To keep up with the latest K-C news and to learn more about the company's 133-year history of innovation visit: www.kimberly-clark.com.

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